UNITED STATE
SECURITIES AND EXCHANGE
Washington D.C. 2

09059606

2/25

BPD 3/11

SEC File Number

8-49679

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2008** and ending **December 31, 2008**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3333 Warrenville Road, Suite 500
(No. and Street)

Lisle	Illinois	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Patrick B. Joyce (630) 577-2380
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

205 N. Michigan Avenue
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)

OBERWEIS SECURITIES, INC.

Lisle, Illinois

STATEMENTS OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2008 and 2007

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

OBERWEIS SECURITIES, INC.

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberweis Securities, Inc.
Lisle, Illinois

We have audited the accompanying statements of financial condition of Oberweis Securities, Inc. as of December 31, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Oberweis Securities, Inc. as of December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
February 6, 2009

OBERWEIS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
ASSETS		
Cash and cash equivalents	$ 2,420	$ 22,846
Receivable from clearing broker-dealer	2,138,408	4,145,064
Receivable from investment company - related party	48,859	291,953
Securities owned	2,645,835	2,717,692
Deposits with clearing organization	104,437	139,995
Interest receivable	53,972	99,748
Due from related party	15,968	14,038
Prepaid income taxes	-	12,576
Deferred income taxes	-	46,468
TOTAL ASSETS	$ 5,009,899	$ 7,490,380

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
LIABILITIES		
Payable to clearing broker-dealer	$ 3,167,003	$ 5,364,499
Accrued commissions	32,000	49,472
Accrued income taxes	45,369	16,656
Accrued expenses and other liabilities	436,127	1,003,697
Total Liabilities	3,680,499	6,434,324
STOCKHOLDERS' EQUITY	1,329,400	1,056,056
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,009,899	$ 7,490,380

See notes to statements of financial condition.

OBERWEIS SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

NOTE 1 - Nature of Operations

Oberweis Securities, Inc. (the "Company") is a registered broker-dealer and investment advisor. The Company is registered with the Securities and Exchange Commission ("SEC") as both a broker-dealer and investment advisor and is a member of the Financial Industry Regulatory Authority ("FINRA"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers, and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company, when present, are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheets.

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal sources of temporary differences result from net operating loss carryforwards and certain commission and compensation expenses; thus, all deferred taxes are current assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Marketable Securities

The Company holds for its own investment account various fixed income securities. The cost and unrealized gain as of December 31, 2008 and 2007 are as follows:

	2008	2007
Cost	$ 2,580,658	$ 2,661,466
Unrealized gain	65,177	56,226
Total fair value	2,645,835	2,717,692
Add - receivable from clearing broker-dealer	2,138,408	4,145,064
Less - margin account indebtedness	(3,167,003)	(5,364,499)
Marketable securities, net	$ 1,617,240	$ 1,498,257

Marketable securities are valued at fair value.

The fair value of the Company's other financial instruments, including cash and cash equivalents, receivables, payables and accrued expenses approximated their carrying value as of December 31, 2008 and 2007 due to the short-term nature of those items.

Effective January 1, 2008, FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"), which provides a framework for measuring, reporting and disclosing fair value under generally accepted accounting principles. SFAS No. 157 applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three levels listed below:

-Level 1 - Quoted prices in active markets for identical securities.

-Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

-Level 3 - Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The Company used level 2 inputs to value their assets totaling $2,645,835 as of December 31, 2008.

NOTE 4 - Common Stock

On August 31, 2008, the Company repurchased five shares of stock from a stockholder. The total price paid for these shares was $63,139.

NOTE 5 - Retirement Plan

Through December 31, 2007, the Company sponsored a SIMPLE-IRA retirement plan covering substantially all employees. The SIMPLE-IRA plan provided for employee contributions and discretionary employer matching contributions, the amounts of which are subject to IRS limitations. Amounts contributed to the plan by the Company for the year ended December 31, 2007 totaled $69,097.

Effective January 1, 2008, the Company sponsors a 401(k) plan in place of the aforementioned SIMPLE-IRA. Like the previous plan, the 401(k) is funded by employee contributions and discretionary employer matching contributions. Amounts contributed to the plan by the Company for the year ended December 31, 2008 totaled $98,253.

NOTE 6 - Related Parties

The Company has expense sharing agreements with Oberweis Asset Management, Inc. ("OAM") and Oberweis Publishing Company, Inc. ("OPC"), both of which are related parties with common ownership to that of the Company.

The OAM agreement requires that the Company recognize its allocable portion of certain overhead and operating expenses. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received fees from OAM for services rendered.

The OPC agreement, which was executed January 1, 2008, entitles the Company to monthly payments in exchange for publishing services provided by Company employees.

The amount received by the Company under the expense sharing agreements for the years ended December 31, 2008 and 2007 totaled $521,111 and $367,713, respectively. Amounts due from OAM at December 31, 2008 and 2007 were $15,968 and $14,038, respectively. There were no amounts due from OPC at December 31, 2008.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2008 and 2007, fees earned were $1,439,491 and $3,007,930, respectively. As of December 31, 2008 and 2007, amounts due to the Company relating to these fees were $48,859 and $291,953, respectively.

NOTE 7 - Stockholder Agreement

The transfer of the Company's shares is restricted by a stockholder agreement dated November 17, 2004.

NOTE 8 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 9 - Commitments and Contingent Liabilities

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully-disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 10 - Pending Litigation

The Company received a "Workers Compensation Insurance Coverage Notice" from the Illinois Workers' Compensation Commission. The notice requested that the Company provide proof of compliance with Section 4(a) of the Illinois Workers' Compensation Act, 803 ILCS 305/4(a). This section requires that employers provide mandatory coverage to secure their liability to pay workers' compensation benefits. It was determined that the Company did not have Workers Compensation coverage from January 1, 2000 through June 8, 2002. The Illinois Workers' Compensation Commission has the power to levy as much as a $500 a day fine for the 731 day period determined to be without coverage. The Company's attorneys believe there is a less than 50% chance that the Company will lose the suit. However, the maximum possible loss is approximately $365,500.

The Company was named as a defendant in an Illinois Workers' Compensation Commission arbitration action filed by a former employee seeking $1.1 million in damages. While the outcome of the case cannot be determined, the Company's attorneys believe the eventual settlement, if any, will be substantially less than the amount being sought.

NOTE 11 - New Accounting Pronouncement

The Financial Accounting Standards Board ("FASB") has published FASB Interpretation No. 48 ("FIN No. 48"), *"Accounting for Uncertainty in Income Taxes,"* to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes,"* on the uncertainty in income taxes recognized in an enterprise's financial statements. Specifically, FIN No. 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 will apply to the year beginning January 1, 2009. The Company does not expect the adoption of FIN No. 48 to have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. Adoption of SFAS No. 159 is effective for the Company on December 31, 2008. The adoption of SFAS 159 did not have a material effect on the Company's financial statements.

NOTE 11 - New Accounting Pronouncement (cont.)

During May 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). This statement identifies the sources of accounting principles and the framework for selecting the principles that are presented in conformity with generally accepted accounting principles in the United States of America. This statement became effective during November 2008. The adoption of SFAS 162 did not have a material effect on the Company's financial statements.

NOTE 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008 and 2007, the Company had net capital of $1,074,380 and $397,493, respectively, which was $974,380 and $297,493, respectively, in excess of its minimum required net capital of $100,000. The Company's aggregate indebtedness ratio in each year was 0.48 to 1 and 2.69 to 1, respectively. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2008 FOCUS filing.